Alpha Technology Group Ltd.

June 9, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Claire DeLabar
Robert Littlepage
Marion Graham
Jan Woo

Re:	Alpha Technology Group Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 11, 2023
CIK No. 0001967621

Ladies and Gentlemen:

This letter is in response to the letter dated June 2, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Alpha Technology Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amended Registration Statement on Form F-1 (“Amended Registration Statement No. 2”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Business, page 106

1.	Your disclosure indicates that “Techlution does not take ownership or control of any NFTs created in the NFT games, and its access to NFTs is restricted once the games are delivered to customers and secured on the blockchain.” Please clarify what role the Company has in the operations of games as it relates to games that enable users to generate revenue by converting in-game assets into NFTs. In addition, provide a more complete description of the reward sharing mechanism and the process by which crypto assets are rewarded to players, as well as any continued involvement by the company following customer acceptance.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on pages 107 and 108 of Amended Registration Statement No. 2.

2.	We note your disclosure that you do not “own or hold custody of any of the NFTs that it creates for customers” but that “[d]uring the NFT creation process, customers grant Techlution access to their private key.” Please revise to discuss whether holding the private keys for your customers wallets grant you full access to the crypto assets, whether those assets are held in your custody during the NFT creation and smart-contract implementation, and whether you have any policies or procedures in place to limit the risk of theft from your customers’ wallets while you hold the private key. In addition, clarify whether you continue to hold the private keys after delivery to your customers.

Response: We respectfully advise the Staff that we have revised our disclosure on pages 105 and 106 of Amended Registration Statement No. 2.

3.	We note that your “access to NFTs is restricted once the games are delivered to customers and secured on the blockchain.” Please revise to provide a more complete discussion of the types of restrictions that are in place following delivery to the customers. In addition, clarify whether the Company currently receives, or in the future intends to receive, any royalties or will derive revenue from the future sales of the NFTs you create for customers or that are received as in game rewards.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on pages 107 and 108 of Amended Registration Statement No. 2.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Ying Li, Esq., of Hunter Taubman Fischer& Li LLC, at yli@htflawyers.com.

Very truly yours,

/s/ Tsz Him Leung
Name:	Tsz Him Leung
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC